Exhibit 99.1

Genius Group acquires Bitcoin Learning Platform, XD Academy

SINGAPORE, December 6, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it has acquired Bitcoin and Blockchain Learning Platform, XD Academy.

XD Academy, originally launched as BitMEX Academy, the learning platform for cryptocurrency exchange, BitMEX. It was subsequently spun off as a separate company, led by its founder and CEO, Lawrence Linker.

Genius Group has acquired XD Academy’s learning platform and courses, which it is integrating into its Genius learning platform, including:

●	“The Economics of Bitcoin” by Saifedean Ammous, the author of “The Bitcoin Standard”, the best-selling book on bitcoin which has been published in 37 languages.

●	“Building your Investment Thesis” by Arthur Hayes, co-founder and former CEO of BitMEX and widely reported as being the youngest African American crypto billionaire in history.

Following the acquisition, which does not reach a materiality threshold in terms of economic terms, XD Academy CEO Lawrence Linker will work with Genius Group on building the faculty and courses for the Bitcoin Academy on the Company’s Edtech platform. The Company plans to develop the Bitcoin Academy as part of its AI-powered “Built on Bitcoin” decentralized education network, with on-chain GEMs (Genius Education Merits), AI tutors and AI Certifications built on the Lightning Network.

Lawrence Linker said: “When we launched XD Academy, it was one of the first education platforms to learn about Bitcoin and crypto. Our vision was to provide education globally on the future of decentralized finance. We’re very excited that now, with this acquisition by Genius Group, we can make that vision a reality.”

Roger Hamilton, CEO of Genius Group said “In a historic week when Bitcoin crossed the $100,000 threshold, there is an unprecedented demand in the number of people – from students to CEOs – who are seeking education on Bitcoin. We believe that the combination of our Bitcoin Treasury plan – together with our Bitcoin-first, AI-powered education platform – puts Genius Group in a unique position to capitalize on this wave by delivering both asset growth and personal growth through education.

“Working with Lawrence and the world class faculty of experts and authors we are attracting, we are building a 2025 calendar of courses and learning communities at a time when they are needed the most.”

The Company is a Moon Sponsor at Bitcoin MENA 2024 in Abu Dhabi on November 9-10, 2024, where Saifedean Ammous is a keynote speaker. The Company will be featuring Mr. Ammous’ books, “The Bitcoin Standard” and “The Fiat Standard” at the Genius Group Booth at Bitcoin MENA, as well as taking pre-orders of his new book, “The Gold Standard.”

The Company will also host an Investor Meeting live from Bitcoin MENA 2024 at 5:30 pm UAE time, 8:30 am US Eastern time, on Tuesday, December 10, 2024, where CEO Roger Hamilton will make a series of further announcements related to the Company’s Bitcoin Treasury, Bitcoin Academy, Global Faculty and Edtech Platform.

Investors can attend the Investor Meeting live at the Genius Group Booth, Bitcoin MENA 2024, at ADNEC Centre in Abu Dhabi, or live online by visiting https://www.geniusgroup.ai

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us